Financial Results
for the Year Ended December 31, 2023

SYLA Technologies Co., Ltd.
Nasdaq: SYT

SYT | Nasdaq Listed

SYLA Technologies

Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in the annual report on Form 20-F for the fiscal year ended December 31, 2023, that we have filed with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a total risk of loss.

Risk Factors

Our business and our ability to execute our business strategy are subject to a number of risks as more fully described in the section titled “Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC. These risks are not presented in the order of importance or probability of occurrence. These risks are described in greater detail in our aforementioned Form 20-F. If any of the risks actually occurs, our business, financial condition and results of operations could be materially adversely affected.

Convenience U.S. Dollar Translations

Substantially all of our revenues are generated in Japan, and our functional currency and reporting currency is the Japanese yen. While this document provides convenience translations from Japanese yen to U.S. dollars at certain exchange rates specified herein, such translations are only provided for reference purposes. We make no representation that any Japanese yen or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Contents

01

FY2023 Financial Results and FY2024 Guidance

FY2023 Financial Highlights

Revenue: 22,743 million yen ($161 million), Operating income: 1,441 million yen ($10 million)
Equity: 11,180 million yen ($79 million)

Consolidated Results	✓ Delivered strong financial results ✓ Operating income surpassed the initial guidance (+591 million yen (+$4.2 million))
Real Estate Business	✓ Business collaboration with BlackRock (Sale of 3 SYFORME buildings) ✓ 7 Completed SYFORME buildings and 1 SYLA TERRACE building
Rimawari-kun Business	✓ 279,000 Members (+17.7% YoY), No.1 in Japan for 2 consecutive years ✓ Reached to 5,072 million yen ($36 million) GMV, launched 39 funds
Other Businesses	✓ Revenue in renewable energy business increased by 21% ✓ Founding member of the Japan Image Generative AI Consortium
M&A Strategy	✓ Capital and business alliance with TSE listed RIBERESUTE ✓ Acquisition of ietty's AI online real estate rental brokerage business ✓ Acquisition of StarPaint's painting franchise business

(\140.92=1.00USD at Dec 29, 2023)

Consolidated Financial Summary (vs. Previous Year)

✓ Revenue up 3.1% and net income up by 72.5% compared to previous year
✓ SG&A control, including IPO costs, contributed to profitability

(\140.92=1.00USD at Dec 29, 2023) (in millions, except per share data)	FY2022		FY2023		YoY Change	
	JPY	USD	JPY	USD	JPY	%
Revenue	22,056	157	22,743	161	+688	+3.1%
Income from continuing operation	779	6	1,441	10	+662	+85.1%
Net income attributable to SYLA Tech	395	3	681	5	+286	+72.5%
EBITDA*1	1,086	8	1,742	12	+656	+60.4%
EPS basic	1,650.09	11.71	2,671.99	18.96	+1,021.90	+61.9%
ROE*2	6.7%		8.0%		+1.3pt	+19.4%

*1 EBITDA: Income from continuing operations + Depreciation & amortization expenses
*2 ROE: Net income attributable to SYLA Technologies / Total equity attributable to SYLA Technologies at year-end

Consolidated Balance Sheets

Total Asset: 40 billion yen (+35%), Equity: 11.1 billion yen (+70%), Debt-to-equity ratio: 3.0
Raised $15 million at the IPO in March 2023

(\140.92=1.00USD at Dec 29, 2023)
(in millions)

	As of Dec. 31, 2022		As of Dec. 31, 2023	
	JPY	USD	JPY	USD
Cash and cash equivalents	2,543	18	4,017	29
Accounts receivable	68	0	163	1
Inventories	10,517	75	16,850	120
Other current assets	1,172	8	1,554	11
Total current assets	14,300	101	22,584	160
Property, plant and equipment	10,592	75	12,366	88
Intangible assets	922	7	864	6
Lease assets	2,609	19	2,421	17
Other assets	1,370	10	1,849	13
Total non-current assets	15,493	110	17,501	124
Total Asset	29,793	211	40,084	284

	As of Dec. 31, 2022		As of Dec. 31, 2023	
	JPY	USD	JPY	USD
Long-and short-term bonds and borrowings	17,317	123	23,449	166
Accounts payable and accrued liabilities	579	4	837	6
Lease liabilities	2,615	19	2,405	17
Other current and non-current liabilities	2,715	19	2,213	16
Total liabilities	23,226	165	28,904	205
Total shareholders' equity	5,916	42	8,488	60
Noncontrolling interests	650	5	2,693	19
Total equity	6,567	47	11,181	79
Total liabilities and equity	29,793	211	40,084	284

FY2024 Financial Guidance Highlights

- Revenue is expected to increase driven by completion of 14 buildings
- Crowdfunding is expected to increase because of mezzanine finance license
- SG&A is expected to increase due to additional audit fees for M&A, etc.
- Increase an investment for DX technology

Revenues Forecast

(Unit: Million yen)



27,500 – 30,000
22,056
22,743
2022
2023
2024 Forecast

Operating Income Forecast

(Unit: Million yen)



1,441
750 – 1,100
779
2022
2023
2024 Forecast

02

Growth Strategy and Businesses

Growth Strategy and Mid-Term Management Targets

- "Growth 2026" strategy, targeting 41 billion yen revenues in FY 2026
- Expanding our business footprint through M&A and enhancing operational efficiency through DX

✓ 20% Continuous growth coming from organic business

✓ Additional revenue coming from Strategic M&A

✓ Increase margin by improving in-house operation for real estate development and growing the crowdfunding business


Growth 2026
Revenue
41.0
billion yen
Revenue
34.0
billion yen
Revenue
27.5 – 30.0
billion yen
Inorganic growth
Expansion of services and products
Organic growth
Mid-term management target period
FY 2024 - FY 2026
FY2024
FY2025
FY2026

M&A Strategy

Criteria for M&A

- Undervalued equity against the fair value of real estate holdings (P/B ratio: less than 1x)
- Synergies with our technology


SYLA
SYLA SOLAR
利回りくん
RIBERESUTE
ietty
スター ペイント
Excellent supply chain
Synergies with core businesses
Unestablished markets

2023 M&A Track Record

SYLA Technologies

Online rental brokerage service	Construction painting franchise business	Real estate development business
iettyInc.	ETP Inc.	RIBERESUTE CORPORATION
Business transfer	Business transfer	Stock acquisition
▶ Introduce real estate brokerage function through online customer service on smartphones, etc. ▶ Promote real estate sales developed by the SYLA Group and provide efficient and valuable services to both tenants and owners ▶ Contribute to increased occupancy rates of our SYFORME condominiums	▶ Expand and strengthen group business ▶ Provide community-based services with franchisees ▶ Collaborate with franchisees to reduce costs and increase efficiency ▶ Form business alliance with a major TSE listed paint manufacturer through business transfer	▶ Development and sales of family condominiums ▶ Large properties joint projects and other joint projects ▶ Collaboration with Rimawari-kun ▶ Complementary coverage of real estate development areas and network

Real Estate Business

BlackRock private fund and the capital and business alliance with RIBERESUTE, we aim to expand our real estate development business and enhance our coverage, while developing new products



RIBERESUTE

- Strengthening family and investment condo development/sales through the capital and business alliance
- Business expansion through the joint development of large properties and other joint projects

BlackRock Private Fund

- Reinforcing mutual collaboration by offering investment opportunities in Japanese real estate projects, especially "SYFORME" series developed by the Company

Transferred **4** buildings*1

*1 As of January 31, 2024

SYLA SYFORME

- Development, construction, sale, and management of "SYFORME" brand condominiums, targeting Tokyo's 23 wards, Yokohama and Kawasaki
- Offering comprehensive solutions for investment condos, from selling used units to renovating living spaces

Cumulative number of buildings supplied	Number of units under management	Occupancy rate
84 buildings*2	**3,390** units *2	**99.8** %*2

*2 As of April 30, 2024

Rimawari-kun Business

- Enhanced UX/UI (apps), mezzanine finance projects, investment using Rimawari-kun Points
- Membership growth coming from ietty platform, reduced advertising costs by digital marketing



Growth Plan of Membership x GMV
GMV (AUM)
Membership
(Unit: Person)
(Unit: Billion yen)
1,000,000
800,000
600,000
400,000
200,000
0
70
60
50
40
30
20
10
0
Alliance with
Rakuten
利回りくん
Points
ietty
利回りくん
50,000
120,000
279,029
340,000
400,000
500,000
0.6
1.9
5.6
17.8
34.2
60.6
2021
2022
2023
2024 Forecast
2025 Forecast
2026 Forecast

ietty Business

Membership of ietty, a real estate rental brokerage app, has surpassed 400,000 as of May 8, 2024

1 Find → Property search and proposals including properties not listed on the portal site

2 Consult → Chat/video calls with room search experts

3 View → Choose between on-site and online viewing

- Receive proposals and search for properties that are not listed online.
- Complete property search and viewing at home with a smartphone or a PC.
- After finding the room you like, apply and complete the contract seamlessly
- Almost all properties, including those listed on other websites, are available



全物件
•仲介手数料•
50%OFF
9:41



Male
40.5%
Female
59.5%

Among ietty members, 60% are female and 40% are male.



%
60
50
40
30
20
10
0
Teens
20s
30s
40s
50s

Many users in their 20s utilize ietty.

Renewable Energy Business

- Favorable renewable energy environment with subsidies for carbon neutrality, etc.
- Expected growth in solar power plant development, as well as on-site consumption and storage batteries construction
- Planning to accelerate fund formation and leverage balance sheet for business growth

Power Plant Sales



▶ Increased income with affiliated loans
▶Purchase agreement for high-voltage power plants
▶ Cross-selling with Rimawari-kun and ietty

Contracting Constructions



▶Financial institution partnerships for in-house consumption projects
▶Non-FIT power supply development for Re100 enterprises
▶Increased in-house consumption with elevated electricity cost

Electricity Sales and Maintenance



▶ Increased electricity sales by switching from low to high voltage
▶ Increased maintenance associated with power plant sales
▶ Increased income by exploring high-quality, low-cost suppliers

*The figures in the graph are based on SYLA Solar's non-consolidated data.


(Unit: Million yen)
Power Plant Sales
Contracting Constructions
Retail Electricity
Electricity Sales
O&M
Others
662
867
1,055
1,538
2021
2022
2023
2024 Forecast